Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Snap LLC	Nevada
Snap Group Limited	United Kingdom
Snap International I Limited	United Kingdom
Snap International II Limited	United Kingdom
Snap Intermediate Inc.	Delaware
Snap Group SAS	France
Snap Aus Pty Ltd	Australia

Snap ULC         Canada

Snap Camera GmbH         Germany